UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 7, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE
FDA CLEARS BIOHAVEN'S INVESTIGATIONAL NEW DRUG APPLICATION FOR BHV-4157 AND PORTAGE TO HOLD INVESTOR CONFERENCE CALL TO PROVIDE BUSINESS UPDATE
Toronto, Ontario, July 5, 2016 – Portage Biotech Inc. ("Portage" or "the Company") (OTC: PTGEF, Canadian Securities Exchange: PBT.U), announces that the U.S. Food and Drug Administration (FDA) has completed its review of the Biohaven's investigational drug application (IND) for BHV-4157 filed on May 31, 2016 and informed Biohaven that clinical trials in humans may proceed. The IND for BHV-4157 includes plans for a pivotal trial in the indication of Spinocerebellar Ataxia (SCA), a rare and debilitating neurodegenerative disorder with no currently approved treatment. Biohaven plans to initiate a pivotal Phase III clinical trial in SCA before the end of the year.

BHV-4157 is a new chemical entity (NCE) that modulates glutamate. Glutamate is the most abundant excitatory neurotransmitter in the human body and agents that modulate glutamate neurotransmission may have therapeutic potential in multiple disease states involving glutamate dysfunction, including amyotrophic lateral sclerosis ("ALS"), Ataxia, Alzheimer's disease, Rett syndrome, dementia, dystonia, tinnitus, anxiety disorders, and affective disorders like major depressive disorder and cancers.
Biohaven has now advanced two investigational drugs into clinical testing, BHV-0223 and BHV-4157.
Declan Doogan, M.D., CEO of Portage and Chairman of Biohaven's Board of Directors, commented, "We are excited to project that Biohaven is poised for significant growth this next year with two internal glutamate programs progressing into the clinic and we are actively pursuing in-licensing opportunities to further expand the pipeline. The next 1-2 years will also be important for Biohaven as it transitions development products into the market."
Gregory Bailey, M.D., Chairman of Portage added, "I am very proud of Biohaven management team for getting a second drug ready for clinical trials in such a short period. BHV-4157 is the first drug to come out of Biohaven's acquisition of ALS last year and as a new chemical entity it will enjoy full patent protection. It is a very exciting time for Biohaven and Portage."
Readers are encouraged to read today's press release from Biohaven in this matter for further information.
Portage is also pleased to announce that it will be hosting a conference call on Thursday, July 14, 2016, at 8.30am (EDT) to provide business update. Portage's Chairman and Chief Executive Officer, Dr. Gregory Bailey and Dr. Declan Doogan respectively, will be on hand to discuss Portage, its associated companies position and to answer questions.
To access the conference call, please dial in any of the following numbers 5-10 minutes prior to the start time and enter passcode 4513568:
US/Canada toll free 888-427-9411
United Kingdom 0-800-404-7655
International Toll 719-325-2454

An achieved recording of the conference call will be available on our web site (www.portagebiotech.com).

About Portage:
Portage is engaged in the discovery and development of pharmaceutical and biotech products through clinical "proof of concept" with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization.
Portage is seeking discovery and co-development partners with expertise in areas such as cancer, infectious disease, neurology and psychiatry in order to develop and commercialize its therapies. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.
Portage looks to work with a wide range of partners in all phases of development. Collaboration with Portage may include direct funding of other companies or investing human capital from our extensive pool of talented scientists and physicians. Specifically, Portage invests sweat equity as well as, or instead of, capital. Portage's network of associated drug developers, financiers, scientists and physicians can provide substantial value for our partners by mitigating risks, designing clinical trials, providing regulatory expertise, and maximizing the rewards of clinical development.
Portage has two operating subsidiaries – Portage Pharmaceuticals Limited ("PPL"), which is wholly owned by Portage, and Biohaven Pharmaceutical Holding Company Limited ("Biohaven") in which Portage holds approximately 52% equity.  In addition, Portage holds an unconsolidated investment in Sentien Biotechnologies Inc. ( Sentien).
PPL
PPL has successfully validated CellPorter®, a novel and proprietary cell permeable peptide platform that has been shown to efficiently deliver active biologic agents into cells without disrupting the cell membrane. PPL will be advancing its lead candidate, PPL-003, to an Investigational New Drug (IND) application for the topical treatment of Dry Eye Disease and Uveitis.  PPL recently completed a study in a rat model of dry eye disease in which a topical PPL-003 solution achieved highly significant efficacy and a more rapid onset of action than topical 0.1% dexamethasone.
Biohaven
Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage compounds targeting the glutamatergic system and other neurological pathways. Biohaven has licensed intellectual property from Yale University, Catalent and Massachusetts General Hospital. Biohaven is owned by a group of investors including Portage Biotech Inc. (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), Yale University and other private investors.  The Company's first drug candidate, BHV-0223, is a novel formulation of a glutamate-modulating agent, being developed under FDA 505(b)(2) guidelines. The FDA cleared the Biohaven's IND in August 2015 and Biohaven has completed a PK study in humans and planning to launch a pivotal bioequivalence study by 4Q2016. Biohaven's second compound, BHV-4157, is an NCE for neurodegenerative and neuropsychiatric disorders. The Company plans to advance other glutamatergic approaches and is actively exploring licenses for additional compounds. Further information regarding Biohaven can be found at: http://biohavenpharma.com
Sentien
Portage has also invested in Sentien Biotechnologies Inc., a Boston based private company developing an extracorporeal bioreactor for the delivery of cell therapies. Last summer, Sentien completed a financing by Portage and Boehringer Ingelheim Venture Fund to advance development of their lead product.

For further information, contact Kam Shah, Chief Financial Officer, at (416) 929-1806.or ks@portagebiotech.com .
Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.
Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.